FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of a Director and his Connected Persons and a Person Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc ("Ordinary shares") on 7 February 2012:

Sir Andrew Witty
Exercise of an SAYE share option to purchase 1,009 Ordinary shares, granted on 1 December 2008 under GSK's all employee Sharesave Plan at a price of £9.51 per share, and transfer of 759 Ordinary shares into an ISA at £14.0575 per share.

The transfer by way of gift of 500 Ordinary shares to each of his two children.
Mr S M Bicknell
Exercise of an SAYE share option to purchase 1,009 Ordinary shares, granted on 1 December 2008 under GSK's all employee Sharesave Plan at a price of £9.51 per share, and transfer of 759 Ordinary shares into an ISA at £14.0575 per share.

The Company and the above mentioned persons were advised of these transactions on 8 February 2012.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

8 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 08, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc